Filed by Great Plains Energy Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Westar Energy, Inc.

Commission File No. 1-3523

Forward Looking Statements

Statements made in this communication that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. Forward-looking statements include, but are not limited to, statements relating to Great Plains Energy Incorporated’s (“Great Plains Energy”) proposed acquisition of Westar Energy, Inc. (“Westar”), shareholder and regulatory approvals, the completion of the proposed transactions, benefits of the proposed transactions, and anticipated future financial measures and operating performance and results, including estimates for growth and other matters affecting future operations. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy and Kansas City Power & Light Company (“KCP&L”) are providing a number of important factors that could cause actual results to differ materially from the provided forward-looking information. These important factors include: the risk that Great Plains Energy or Westar may be unable to obtain shareholder approvals for the proposed transactions or that Great Plains Energy or Westar may be unable to obtain governmental and regulatory approvals required for the proposed transactions, or that required governmental and regulatory approvals or agreements with other parties interested therein may delay the proposed transactions or may be subject to or impose adverse conditions or costs; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transactions or could otherwise cause the failure of the proposed transactions to close; risks relating to the potential decline in the Great Plains Energy share price resulting in an increase in the exchange ratio of Great Plains Energy shares offered to Westar shareholders in accordance with the transaction agreement and resulting in reduced value of the proposed transactions to Great Plains Energy shareholders; the risk that a condition to the closing of the proposed transactions or the committed debt or equity financing may not be satisfied; the failure to obtain, or to obtain on favorable terms, any equity, debt or equity-linked financing necessary to complete or permanently finance the proposed transactions and the costs of such financing; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the proposed transactions; the receipt of an unsolicited offer from another party to acquire assets or capital stock of Great Plains Energy or Westar that could interfere with the proposed transactions; the timing to consummate the proposed transactions; the costs incurred to consummate the proposed transactions; the possibility that the expected value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the credit ratings of the companies following the proposed transactions; disruption from the proposed transactions making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the proposed transactions; future economic conditions in regional, national and international markets and their effects on sales, prices and costs; prices and availability of electricity in regional and national wholesale markets; market perception of the energy industry, Great Plains Energy and KCP&L changes in business strategy, operations or development plans; the outcome of contract negotiations for goods and services; effects of current or proposed state and federal legislative and regulatory actions or developments, including, but not limited to, deregulation, re-regulation and restructuring of the electric utility industry; decisions of regulators regarding rates the Companies can charge for electricity; adverse changes in applicable laws, regulations, rules, principles or practices governing tax, accounting and environmental matters including, but not limited to, air and water quality; financial market conditions and performance including, but not limited to, changes in interest rates and credit spreads and in availability and cost of capital, derivatives and hedges and the effects on nuclear decommissioning trust and pension plan assets and costs; impairments of long-lived assets or goodwill; credit ratings; inflation rates; effectiveness of risk management policies and procedures and the ability of counterparties to satisfy their contractual commitments; impact of terrorist acts, including but not limited to cyber terrorism; ability to carry out marketing and sales plans; weather conditions including, but not limited to, weather-related damage and their effects on sales, prices and costs; cost, availability, quality and deliverability of fuel; the inherent uncertainties in estimating the effects of weather, economic conditions and other factors on customer consumption and financial results; ability to achieve generation goals and the occurrence and duration of planned and unplanned generation outages; delays in the anticipated in-service dates and cost increases of generation, transmission, distribution or other projects; Great Plains Energy’s ability to successfully manage transmission joint ventures or to integrate the transmission joint ventures of Westar; the inherent risks associated with the ownership and operation of a nuclear facility including, but not limited to, environmental, health, safety, regulatory and financial risks; workforce risks, including, but not limited to, increased costs of retirement, health care and other benefits; and other risks and uncertainties.

This list of factors is not all-inclusive because it is not possible to predict all factors. Additional risks and uncertainties will be discussed in the joint proxy statement/prospectus and other materials that Great Plains Energy will file with the SEC in connection with the proposed transactions. Other risk factors are detailed from time to time in Great Plains Energy’s and KCP&L’s quarterly reports on Form 10-Q and annual report on Form 10-K filed with the Securities and Exchange Commission. Each forward-looking statement speaks only as of the date of the particular statement. Great Plains Energy and KCP&L undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, Great Plains Energy will file a Registration Statement on Form S-4, that includes a joint proxy statement of Great Plains Energy and Westar, which also constitutes a prospectus of Great Plains Energy, as well as other materials. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, WESTAR AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (when available) and other documents that will be filed by Great Plains Energy and Westar with the SEC at http://www.sec.gov, the SEC’s website, or from Great Plains Energy’s website (http://www.greatplainsenergy.com) under the tab, “Investor Relations” and then under the heading “SEC Filings.” These documents will also be available free of charge from Westar’s website (http://www.westarenergy.com/) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in Proxy Solicitation

Great Plains Energy, Westar and their respective directors and certain of their executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from Great Plains Energy’s and Westar’s shareholders with respect to the proposed transaction. Information regarding the officers and directors of Great Plains Energy is included in its definitive proxy statement for its 2016 annual meeting filed with SEC on March 24, 2016. Information regarding the officers and directors of Westar is included in its definitive proxy statement for its 2016 annual meeting filed with the SEC on April 1, 2016. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and joint proxy statement/prospectus and other materials when they are filed with the SEC in connection with the proposed transaction.

TRANSCRIPT OF PROCEEDINGS 5/31/2016

	Page 1		Page 3

1	In re: KCP&L Meeting	1	the corporate structure, just like Kansas City Power &
2		2	Light and GMO. So Great Plains Energy will then have
3	MAY 31, 2016	3	three operating companies. Operationally, though,
4		4	we’ll work through the next year during our approvals
5		5	to figure out how exactly we’ll structure things and do
6		6	things. But, physically, it’ll be another
7		7	operating company for us. The reason that’s important
8		8	is that this is a holding company purchase of Westar,
9		9	and as a result, we don’t need approval from the
10		10	Missouri regulatory body.
11		11	So we’ve been talking about this for
12		12	20 years. There are some of you in this room who were
13		13	around last time we talked about this. So to give you
14		14	a brief kind of outline of what happened, it speaks a
15		15	little to strategy, but you’ve heard and probably seen
16		16	in the press that Mark Ruelle, the CEO of Westar, has
17		17	said that we, as companies in our business, need to
18		18	get bigger. We need to be more efficient. We’ve got
19	Court Reporter:	19	low, low growth. We’ve got increasing costs. In our
20	Lauren N. Lawrence, RPR, Missouri Notary Public	20	ability to keep costs down for our customers’ demand,
21	Midwest Litigation Services	21	we’re going to get more efficient.
22	1301 Oak Street, Suite B	22	We’ve all got a lot more efficient, and so
23	Kansas City, Missouri 64106	23	the next step is likely to be getting bigger. He
24	816-221-1160	24	called it — people tend to pick a path. You’re either
25	1-800-280-3376	25	a buyer or a seller. And they announced that

	Page 2		Page 4

1	* * * * *	1	they were a seller, and back — first of the year,
2	(Meeting commenced at 2:30 p.m.)	2	they started a process to evaluate the possible sale
3	PRESIDENT BASSHAM: Good afternoon.	3	of their company.
4	AUDIENCE: Good afternoon.	4	At that point in time, we began the process of
5	PRESIDENT BASSHAM: Thank you for coming	5	participating. Just like we did with Aquila, we weren’t
6	together quickly. This is a better turnout than we	6	out looking. We weren’t out shopping, but we
7	normally get. What’s that all about? Thank you for	7	certainly were paying attention to what was going on.
8	being here. Well, just to get right to the point,	8	We’ve talked about it many times, that that’s what’s
9	we’re going to cover a little territory here in a	9	important from us, is to be prepared, to be in
10	quick presentation, but really, what I’ll do is give	10	financial shape and operational shape to be able to
11	you the information, and then we’ll talk a little bit	11	take advantage of things when they come about. And
12	about Q&A.	12	that’s what happened.
13	Those of you who know me well know that I	13	So we participated. It was a long process.
14	don’t enjoy talking a lot, and I’ve been talking a lot	14	I want to thank the team that participated. A lot of
15	today. So I want to be sure and talk to you as well	15	due diligence, a lot of no talking. It was a process
16	and thank you for all your hard work and where it’s	16	that had to be kept quiet. You might have even seen
17	really positioned us to be able to have this	17	some companies rumored to be participating, and we
18	conversation today. So, put very simply, today is	18	were not. That’s because we did it the right way, and
19	truly a historic moment and a great milestone for our	19	you didn’t see leaks from our group. Result-wise,
20	company moving forward. This morning at 5:00, we	20	back on Sunday, our board approved a bid — a final
21	announced, as you know, the transaction purchasing 100	21	bid, which you’ve seen. And their board approved
22	percent of the stock of Westar Energy to be a	22	accepting that bid for the acquisition of Westar
23	subsidiary of Great Plains Energy.	23	leading to the announcement this morning.
24	We will — the way the transition works is	24	Why do we think this is the right thing to
25	that the subsidiary will be located physically within	25	do? In addition to the discussion around our industry

1 (Pages 1 to 4)

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	Page 5		Page 7

1	in general and our need for efficiencies and providing	1	collectively as a group, with our interactions with them
2	better service to our customers at better pricing,	2	over the course of the next year, for them to see
3	this was meant to be. This was the way it ought to	3	exactly that.
4	be. That’s why it’s been going on for 20 years.	4	One of the things I also always do when
5	And you see a hash tag up here, but there	5	somebody says, well, but are they really going to be
6	is no question — and I talked to the employees of	6	serious about, you know, considering us for jobs —
7	Westar this morning. There is no question that our	7	and I always point to the COO of this company, who
8	two companies together will be better. We will be	8	came from Aquila. There are days I regret that,
9	better together than we were separate.	9	but [laughter] — but I still point at it. I still point at it.
10	Just like with Aquila, our service	10	That’s important. That’s very important.
11	territories are contiguous. We’re already partners of	11	So what does that mean for jobs? I obviously
12	Westar. We own Wolf Creek together. We own La Cygne	12	got that from the meeting this morning. You
13	together. We own a piece of Jeffrey together. We are	13	know, we made a couple of promises. And they are
14	already partners. We know them well from a resource	14	important promises from a cultural perspective and
15	perspective and an ability to make a bid and to	15	from an economic development perspective. The first
16	participate in this process, our knowledge of them, of	16	promise we made — and it was a request — is that we
17	their culture, of their company made this very	17	maintain their headquarters in downtown Topeka.
18	possible. And that’s because of the great work that	18	Now, what we said was and what we plan to
19	each of you guys do every day.	19	do is we will make that downtown headquarters the
20	I’ll also tell you that that partnership	20	headquarters for Kansas operations. Statistically,
21	was a factor in our ability to win the bid. In the	21	we’ll have 1.5 million customers. A million of them
22	end, Mark made it very clear that what was important	22	will be in Kansas. So Kansas is an important part of
23	to them was value and ability to close. So,	23	who we are going forward, so having a headquarters
24	obviously, entering into this kind of agreement and	24	there makes sense. Their downtown headquarters is one
25	having it fall apart in front of the regulator six	25	of only a few buildings in downtown that remains

	Page 6		Page 8

1	months from now makes no sense. And our ability to	1	occupied. They are trying to build that downtown up.
2	close, our ability to perform, both in the financial	2	And if you think for a minute, that is exactly why we
3	markets and with our regulator was a key factor for	3	are in this building down here. Being part of the
4	them deciding that we were the better partner than	4	community, part of downtown, and part of that ongoing
5	anyone else. And that’s something, again, we should	5	rejuvenation is economic development.
6	be very, very proud of.	6	And that’s who we are; right? I mean, when
7	So how do we get there? We’re going to	7	we do that kind of thing, we have more business, we
8	come together, we are going to work hard like we did	8	have more people, we have more electricity sales. So
9	with the Aquila transaction, and we are going to	9	it’s important from a cultural perspective, but it’s
10	become one organization. Again, we talk about being	10	also important from a business perspective. That just
11	better together. It’s just like with Aquila. We have	11	makes good common sense.
12	got great people in both companies. You know, as with	12	Now, the other part of it is we have to get
13	most of these things, the greatest asset we will	13	more efficient. That’s why we’re doing this; right?
14	acquire in this transaction will be the people of	14	We’re not just getting more territory to have more
15	Westar. When we talk about people first, this	15	territory. We are getting more territory and more
16	certainly applies.	16	customers so that we can be more efficient and spread
17	And I talk about that because I want	17	across over a larger group of people.
18	everybody to understand and agree with that. When it	18	So are we going to have fewer jobs today
19	comes to our communications with them over the next	19	than we had yesterday? The answer is yes.
20	year, it’s a partnership. It’s a collaboration.	20	Absolutely. That’s how this works. If we take all
21	Think about how some of those folks might feel today.	21	their employees and all our employees and nobody goes
22	And I talked to them this morning. They do feel that	22	home, nobody does anything different, well, what did
23	way. They are excited that it’s us, to be candid, but	23	we just do? You know? We’ve got the same commitment
24	they are also excited about some of the things we’re	24	to people we’ve always had.
25	saying, which is just that. And I think it’s up to us	25	From the Union perspective what you see

2 (Pages 5 to 8)

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TRANSCRIPT OF PROCEEDINGS 5/31/2016

	Page 9		Page 11

1	is — just like with Aquila — most of our Union	1	talk to those guys over there, we are ahead of them
2	folks, you know, they serve our customers out in the	2	considerably. They look like we did about five or six
3	field and in the power plants. That’s not really	3	years ago. Well, that doesn’t happen overnight. The
4	going to change. So it’s a lot of support services.	4	process for — an organizational process of working
5	And what we’re going to do is use the tools we used	5	through the plants, working through our inventories,
6	with Aquila and use the tools we have available to	6	and then ultimately working with vendors to put us in
7	make sure that transition is smooth, to make sure that	7	a position to generate those kind of savings, that
8	it works well for each of our families and each of our	8	takes time. That gives us that opportunity to
9	people.	9	continue to prove on an ongoing basis and hold on to
10	In the end, we’ve got 4 to 5 percent	10	those savings until the next time we get there.
11	requirements every single year. Attrition. That’s a	11	Ultimately, in the end, just like with Aquila, we’ll
12	lot of folks. You know, that’s 150 people per	12	be reducing costs on an ongoing basis for our
13	company. That’s 300 people that leave every year just	13	customers by giving them all that, the rate cases.
14	through attrition because of retirements and other	14	At Aquila we reported, after five years,
15	choices they make. We’ve used that tool for many	15	700 million and lower costs that we generated through
16	years to manage and — not backfill — move people	16	that process. The ability to do that here is on a
17	around, manage processes, and we’ll use that again	17	much greater scale. So we’re very, very excited about
18	here. We’ve got a year of attrition. We’ll take	18	that.
19	advantage of it before we get to close. We’ll look at	19	So what’s the approval process? We’ll file
20	other opportunities, and we’ll evaluate ways to get	20	the filings in Kansas in June and July. Yes? Right?
21	more efficient as we go to make sure that that	21	June or July?
22	ultimate effect is as smooth of a transition as	22	STAFF MEMBER: Yes, sir.
23	possible.	23	PRESIDENT BASSHAM: He put August
24	One of the things to understand about	24	originally, but we moved it back a little. There’s a
25	synergies or understand about efficiencies, we’ve	25	statutory time period for approval of that in Kansas,

	Page 10		Page 12

1	got — I don’t know if any of you heard the call this	1	which is good. So that means that we will be set to
2	morning, but we get a lot of questions about that,	2	close after approval in the spring of 2017. Other
3	because when you generate a savings, you get to keep	3	approvals are necessary from other regulatory bodies
4	it and give it — use it for shareholders until you	4	and also a shareholder vote. So we have got a lot to
5	have a rate case. And then, of course, all of our	5	do. We’ve got a lot to get started on, but we have an
6	costs get trued-up, and you effectively give those	6	incredible opportunity here moving forward.
7	costs back.	7	I can’t tell you how proud I am to be
8	Well, in this case, that same thing is	8	standing here talking to you today. When I hear Mark
9	planned — is what we planned. And that is that we’ll	9	talk to his folks and talk to investors about why they
10	file rate cases as we generate efficiencies. Those	10	chose us and why we together can create a great
11	will be given back, but until they are, we keep them.	11	company going forward, it’s an incredible thing. And
12	And then the day that rate case is done, the next	12	that’s because of the people that are listening to
13	efficiency we generate we get to keep again until the	13	this and are in this room today, all the work you do.
14	next rate case. That’s kind of how we’ll go about	14	We’ve talked before about what’s the best
15	that.	15	way to be sure that we don’t get an offer and be
16	But what does that also mean from our	16	bought and that’s that we be very, very valuable, that
17	process? We’re not trying to generate every single	17	we be very efficient when people look — how do I
18	efficiency we can by day one. Not that we shouldn’t	18	create synergy? I want to know how to do that,
19	be trying to achieve all we can by day one, but — but	19	because they are so good. We’re in that position.
20	those immediately given back won’t magically do these	20	That’s why we’re strong enough today, we have a cash
21	over time. That’s how we generate long-term	21	flow today, we have the credit today to be able to do
22	shareholder value.	22	what we just did.
23	Think of supply chain. One of the best	23	It shouldn’t go without notice that we’re
24	improvements we’ve had since Aquila was the creation	24	materially the smaller company, and yet we were able
25	of our supply chain process. And, admittedly, when I	25	to do this. That’s only because of the people in this

3 (Pages 9 to 12)

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TRANSCRIPT OF PROCEEDINGS 5/31/2016

1	room and only because of the people listening to this
2	and because together these two companies are much
3	better together.
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
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TRANSCRIPT OF PROCEEDINGS 5/31/2016

A

ability 3:20 5:15 5:21,23 6:1,2 11:16

able 2:17 4:10 12:21,24

Absolutely 8:20

accepting 4:22

achieve 10:19

acquire 6:14

acquisition 4:22

addition 4:25

admittedly 10:25

advantage 4:11 9:19

afternoon 2:3,4

ago 11:3

agree 6:18

agreement 5:24

ahead 11:1

announced 2:21 3:25

announcement 4:23

answer 8:19

apart 5:25

applies 6:16

approval 3:9 11:19,25 12:2

approvals 3:4 12:3

approved 4:20 4:21

Aquila 4:5 5:10 6:9,11 7:8 9:1,6 10:24 11:11,14

asset 6:13

attention 4:7

attrition 9:11,14 9:18

AUDIENCE 2:4

August 11:23

available 9:6

B

B 1:22

back 4:1,20 10:7 10:11,20 11:24

backfill 9:16

basis 11:9,12

BASSHAM 2:3,5 11:23

began 4:4

best 10:23 12:14

better 2:6 5:2,2,8 5:9 6:4,11 13:3

bid 4:20,21,22 5:15,21

bigger 3:18,23

bit 2:11

board 4:20,21

bodies 12:3

body 3:10

bought 12:16

brief 3:14

build 8:1

building 8:3

buildings 7:25

business 3:17 8:7 8:10

buyer 3:25

C

call 10:1

called 3:24

candid 6:23

case 10:5,8,12,14

cases 10:10 11:13

cash 12:20

CEO 3:16

certainly 4:7 6:16

chain 10:23,25

change 9:4

choices 9:15

chose 12:10

City 1:23 3:1

clear 5:22

close 5:23 6:2 9:19 12:2

collaboration 6:20

collectively 7:1

come 4:11 6:8

comes 6:19

coming 2:5

commenced 2:2

commitment 8:23

common 8:11

communications 6:19

community 8:4

companies 3:3,17 4:17 5:8 6:12 13:2

company 2:20 3:7,8 4:3 5:17 7:7 9:13 12:11 12:24

considerably 11:2

considering 7:6

contiguous 5:11

continue 11:9

conversation 2:18

COO 7:7

corporate 3:1

costs 3:19,20 10:6,7 11:12,15

couple 7:13

course 7:2 10:5

Court 1:19

cover 2:9

create 12:10,18

creation 10:24

credit 12:21

Creek 5:12

cultural 7:14 8:9

culture 5:17

customers 3:20 5:2 7:21 8:16 9:2 11:13

Cygne 5:12

D

day 5:19 10:12

10:18,19

days 7:8

deciding 6:4

demand 3:20

development 7:15 8:5

different 8:22

diligence 4:15

discussion 4:25

doing 8:13

downtown 7:17 7:19,24,25 8:1 8:4

due 4:15

E

economic 7:15 8:5

effect 9:22

effectively 10:6

efficiencies 5:1 9:25 10:10

efficiency 10:13 10:18

efficient 3:18,21 3:22 8:13,16 9:21 12:17

either 3:25

electricity 8:8

employees 5:6 8:21,21

Energy 2:22,23 3:2

enjoy 2:14

entering 5:24

evaluate 4:2 9:20

everybody 6:18

exactly 3:5 7:3 8:2

excited 6:23,24 11:17

F

factor 5:21 6:3

fall 5:25

families 9:8

feel 6:21,22

fewer 8:18

field 9:3

figure 3:5

file 10:10 11:19

filings 11:20

final 4:20

financial 4:10 6:2

first 4:1 6:15 7:15

five 11:2,14

flow 12:21

folks 6:21 9:2,12 12:9

forward 2:20 7:23 12:6,11

front 5:25

G

general 5:1

generate 10:3,10 10:13,17,21 11:7

generated 11:15

getting 3:23 8:14 8:15

give 2:10 3:13 10:4,6

given 10:11,20

gives 11:8

giving 11:13

GMO 3:2

go 9:21 10:14 12:23

goes 8:21

going 2:9 3:21 4:7 5:4 6:7,8,9 7:5,23 8:18 9:4 9:5 12:11

good 2:3,4 8:11 12:1,19

great 2:19,23 3:2 5:18 6:12 12:10

greater 11:17

greatest 6:13

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TRANSCRIPT OF PROCEEDINGS 5/31/2016

group 4:19 7:1 8:17

growth 3:19

guys 5:19 11:1

H

happen 11:3

happened 3:14 4:12

hard 2:16 6:8

hash 5:5

headquarters 7:17,19,20,23 7:24

hear 12:8

heard 3:15 10:1

historic 2:19

hold 11:9

holding 3:8

home 8:22

I

immediately 10:20

important 3:7 4:9 5:22 7:10 7:10,14,22 8:9 8:10

improvements 10:24

increasing 3:19

incredible 12:6 12:11

industry 4:25

information 2:11

interactions 7:1

inventories 11:5

investors 12:9

it’ll 3:6

J

Jeffrey 5:13

jobs 7:6,11 8:18

July 11:20,21

June 11:20,21

K

Kansas 1:23 3:1 7:20,22,22 11:20,25

KCP&L 1:1

keep 3:20 10:3 10:11,13

kept 4:16

key 6:3

kind 3:14 5:24 8:7 10:14 11:7

know 2:13,13,21 5:14 6:12 7:6 7:13 8:23 9:2 9:12 10:1 12:18

knowledge 5:16

L

La 5:12

larger 8:17

laughter 7:9

Lauren 1:20

Lawrence 1:20

leading 4:23

leaks 4:19

leave 9:13

Light 3:2

listening 12:12 13:1

Litigation 1:21

little 2:9,11 3:15 11:24

located 2:25

long 4:13

long-term 10:21

look 9:19 11:2 12:17

looking 4:6

lot 2:14,14 3:22 4:14,15 9:4,12 10:2 12:4,5

low 3:19,19

lower 11:15

M

magically 10:20

maintain 7:17

manage 9:16,17

Mark 3:16 5:22 12:8

markets 6:3

materially 12:24

mean 7:11 8:6 10:16

means 12:1

meant 5:3

meeting 1:1 2:2 7:12

MEMBER 11:22

Midwest 1:21

milestone 2:19

million 7:21,21 11:15

minute 8:2

Missouri 1:20,23 3:10

moment 2:19

months 6:1

morning 2:20 4:23 5:7 6:22 7:12 10:2

move 9:16

moved 11:24

moving 2:20 12:6

N

N 1:20

necessary 12:3

need 3:9,17,18 5:1

normally 2:7

Notary 1:20

notice 12:23

O

Oak 1:22

obviously 5:24 7:12

occupied 8:1

offer 12:15

ongoing 8:4 11:9 11:12

operating 3:3,7

operational 4:10

Operationally 3:3

operations 7:20

opportunities 9:20

opportunity 11:8 12:6

organization 6:10

organizational 11:4

originally 11:24

ought 5:3

outline 3:14

overnight 11:3

P

part 7:22 8:3,4,4 8:12

participate 5:16

participated 4:13 4:14

participating 4:5 4:17

partner 6:4

partners 5:11,14

partnership 5:20 6:20

path 3:24

paying 4:7

people 3:24 6:12 6:14,15 8:8,17 8:24 9:9,12,13 9:16 12:12,17 12:25 13:1

percent 2:22 9:10

perform 6:2

period 11:25

perspective 5:15 7:14,15 8:9,10 8:25

physically 2:25 3:6

pick 3:24

piece 5:13

Plains 2:23 3:2

plan 7:18

planned 10:9,9

plants 9:3 11:5

point 2:8 4:4 7:7 7:9,9

position 11:7 12:19

positioned 2:17

possible 4:2 5:18 9:23

power 3:1 9:3

prepared 4:9

presentation 2:10

PRESIDENT 2:3 2:5 11:23

press 3:16

pricing 5:2

probably 3:15

process 4:2,4,13 4:15 5:16 10:17 10:25 11:4,4,16 11:19

processes 9:17

promise 7:16

promises 7:13,14

proud 6:6 12:7

prove 11:9

providing 5:1

Public 1:20

purchase 3:8

purchasing 2:21

put 2:18 11:6,23

p.m 2:2

Q

question 5:6,7

questions 10:2

quick 2:10

quickly 2:6

quiet 4:16

Q&A 2:12

R

rate 10:5,10,12

MIDWEST LITIGATION SERVICES
www.midwestlitigation.com	Phone: 1.800.280.3376	Fax: 314.644.1334

TRANSCRIPT OF PROCEEDINGS 5/31/2016

10:14 11:13

really 2:10,17 7:5 9:3

reason 3:7

reducing 11:12

regret 7:8

regulator 5:25 6:3

regulatory 3:10 12:3

rejuvenation 8:5

remains 7:25

reported 11:14

Reporter 1:19

request 7:16

requirements 9:11

resource 5:14

result 3:9

Result-wise 4:19

retirements 9:14

right 2:8 4:18,24 8:6,13 11:20

room 3:12 12:13 13:1

RPR 1:20

Ruelle 3:16

rumored 4:17

S

sale 4:2

sales 8:8

savings 10:3 11:7 11:10

saying 6:25

says 7:5

scale 11:17

see 4:19 5:5 7:2 8:25

seen 3:15 4:16,21

seller 3:25 4:1

sense 6:1 7:24 8:11

separate 5:9

serious 7:6

serve 9:2

service 5:2,10

services 1:21 9:4

set 12:1

shape 4:10,10

shareholder 10:22 12:4

shareholders 10:4

shopping 4:6

simply 2:18

single 9:11 10:17

sir 11:22

six 5:25 11:2

smaller 12:24

smooth 9:7,22

somebody 7:5

speaks 3:14

spread 8:16

spring 12:2

STAFF 11:22

standing 12:8

started 4:2 12:5

Statistically 7:20

statutory 11:25

step 3:23

stock 2:22

strategy 3:15

Street 1:22

strong 12:20

structure 3:1,5

subsidiary 2:23 2:25

Suite 1:22

Sunday 4:20

supply 10:23,25

support 9:4

sure 2:15 9:7,7 9:21 12:15

synergies 9:25

synergy 12:18

T

tag 5:5

take 4:11 8:20 9:18

takes 11:8

talk 2:11,15 6:10 6:15,17 11:1 12:9,9

talked 3:13 4:8 5:6 6:22 12:14

talking 2:14,14 3:11 4:15 12:8

team 4:14

tell 5:20 12:7

tend 3:24

territories 5:11

territory 2:9 8:14 8:15,15

thank 2:5,7,16 4:14

thing 4:24 8:7 10:8 12:11

things 3:5,6 4:11 6:13,24 7:4 9:24

think 4:24 6:21 6:25 8:2 10:23

three 3:3

time 3:13 4:4 10:21 11:8,10 11:25

times 4:8

today 2:15,18,18 6:21 8:18 12:8 12:13,20,21,21

tool 9:15

tools 9:5,6

Topeka 7:17

transaction 2:21 6:9,14

transition 2:24 9:7,22

trued-up 10:6

truly 2:19

trying 8:1 10:17 10:19

turnout 2:6

two 5:8 13:2

U

ultimate 9:22

ultimately 11:6 11:11

understand 6:18 9:24,25

Union 8:25 9:1

use 9:5,6,17 10:4

V

valuable 12:16

value 5:23 10:22

vendors 11:6

vote 12:4

W

want 2:15 4:14 6:17 12:18

way 2:24 4:18 5:3 6:23 12:15

ways 9:20

weren’t 4:6,6

Westar 2:22 3:8 3:16 4:22 5:7 5:12 6:15

we’ll 2:11 3:4,5 7:21 9:17,18,19 9:20 10:9,14 11:11,19

we’re 2:9 3:21 5:11 6:7,24 8:13,14 9:5 10:17 11:17 12:19,20,23

we’ve 3:11,18,19 3:22 4:8 8:23 8:24 9:10,15,18 9:25 10:24 12:5 12:14

win 5:21

Wolf 5:12

work 2:16 3:4 5:18 6:8 12:13

working 11:4,5,6

works 2:24 8:20 9:8

Y

year 3:4 4:1 6:20 7:2 9:11,13,18

years 3:12 5:4 9:16 11:3,14

yesterday 8:19

1

1-800-280-3376 1:25

1.5 7:21

100 2:21

1301 1:22

150 9:12

2

2:30 2:2

20 3:12 5:4

2016 1:3

2017 12:2

3

300 9:13

31 1:3

4

4 9:10

5

5 9:10

5:00 2:20

6

64106 1:23

7

700 11:15

8

816-221-1160 1:24

MIDWEST LITIGATION SERVICES
www.midwestlitigation.com	Phone: 1.800.280.3376	Fax: 314.644.1334